Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

August 31, 2011

VIA ELECTRONIC DELIVERY
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:          Press Ventures, Inc.
Registration Statement on Form S-1/A
Filed July 28, 2011
File Number 333-171209

Dear Mr. Schwall:

This letter is in response to your comment letter dated August 22, 2011 to Caroline Johnston, President of Press Ventures, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1/A filed July 28, 2011.  We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.           The Company does not believe that Ms. Johnston’s willingness/verbal commitment to make a loan would constitute a binding or enforceable obligation or contract.

2.           The Company has provided enhanced disclosure in the Registration Statement to provide that any “verbal commitment” made by Ms. Johnston to loan funds to the Company is neither a binding contract nor an enforceable obligation.  These enhanced disclosures are intended to make it clear that Ms. Johnston’s verbal commitment is not binding so that investors understand that they should not rely on her “verbal commitment” when evaluating the liquidity and viability of the Company.  Further, the enhanced disclosures include information regarding the possible sources of funds which the Company may need in the future, other than a loan by Ms. Johnston.

U. S. Securities and Exchange Commission
August 31, 2011

3.           The Company does not believe that Ms. Johnston’s commitment to make a loan to the Company would be enforceable. Thus, this alleviates any issue regarding enforceability of such commitment on Ms. Johnston’s behalf.

4.           Due to the fact that Ms. Johnston’s verbal commitment to loan personal funds to the Company is unenforceable, it is at her discretion whether to loan any funds to the Company.  The fact that the commitment is unenforceable eliminates any potential conflict of interest.  The Company has added the risk factor on page 5 regarding the unenforceable nature of Ms. Johnston’s commitment.

5.           The repayment by the Company of a loan made by Ms. Johnston would have no priority above the payment of the Company’s other debts. The Company has added a risk factor on page 5 disclosing that Ms. Johnston would determine in her sole discretion the amount, if any, she loans to the Company and that she, also in her sole discretion, would determine whether such a loan is necessary.

6.           The language on page 13 of the Registration Statement in the Use of Proceeds section has been revised to reflect that the deficit may be funded through a loan by Ms. Johnston pursuant to her verbal commitment. Thus, there is a possibility that if Ms. Johnston does not loan funds to the Company, the Company would seek funding from other sources.

7.           The Company has not characterized the possible loan as an agreement but rather as a commitment on the part of Ms. Johnston individually. The possibility of a loan was a determination made by Ms. Johnston, as sole officer and director of the Company, because of her personal interest in pursuing a mineral exploration project and the unavailability of other sources of funding at present. The commitment by Ms. Johnston is neither a contract nor an enforceable agreement and is not subject to Item 601 of Regulation S-K or C&DI 146.04.

Use of Proceeds, page 13

8.           The Company has supplemented the Use of Proceeds section to disclose the amount of offering expenses that have already been paid and how such expenses were paid. This includes payments made following the end of the quarter which are not recorded on the April 30, 2011 financial statements.

U. S. Securities and Exchange Commission
August 31, 2011

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated August 22, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Kristen A. Baracy
Kristen A. Baracy